FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of May 2009.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Nagano Technical Center Resumes Operations in New Location for Industry-leading HDD Motor R&D

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on May 14, 2009 in Kyoto, Japan

Nidec Nagano Technical Center Resumes Operations in New Location

for Industry-leading HDD Motor R&D

Nidec Corporation (“Nidec”, NYSE: NJ) today announced that Nagano Technical Center (“NTC”), one of its Japan-based laboratories engaged in the research and development of spindle motors for  HDDs (Hard Disk Drives), celebrated the start of operation in a new location on May 14, 2009.

Since its original establishment as Nagano Nidec Corporation in 1989, NTC has served to evolve Nidec’s HDD motor technology in Ina County, Nagano. The refreshed NTC, whose construction was completed in Komagane-city in March 2009, is designed to match diversifying demand opportunities and rising technical threshold presented by today’s fast-moving HDD market.

Situated amid the scenic beauty of the Japan Alpes, the new NTC headquarter laboratory provides the most advanced R&D environments and excellent amenities.

The former headquarter laboratory in Ina has been renamed “NTC Ijima Branch” and is operating as NTC’s reliability assessment division.

Outline of New NTC Building

(1) Features

(a) The floor space is twice as large as that of Ina laboratory and includes 6 clean rooms,   designed to cover all stages of product development.

(b) All divisions are located on a single floor to promote inter-departmental communication.

(c) A quarter of the site space is maintained as natural forest area.

(d) Well water is used for bathroom cleaning, garden watering, laboratory operations and summertime air-conditioning (During the summer season, the use of naturally cold well water helps reduce energy to cool tap water for air-conditioning). Well water used in R&D operations goes through a purification process before disposal.

(e) LED (light-emitting diode) is used for the entrance/showroom signboards and outer signage to save electricity consumption.

(f) The product showroom is designed as a community-interactive space and offers exhibits and gaming on electric motors.

(2) Location & Employment Plan

(a) Location: 20-51, Akaho, Komagane-city, Nagano, Japan

(b) Site space: 32,890sqm

(c) Floor space: 16,852sqm

(d) Number of floors: 2 floors above the ground, 1 basement floor

(e) Capital investment: Approx.. 7 billion yen

(f) Number of employees: 300 employed at present plus planned yearly recruitment of 50-70 (primarily engineers and researchers) with a plan to increase the total number of employees to 600-700.

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